United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Garmin International, Inc. Retirement Plan

Years Ended December 31, 2015 and 2014

With Independent Auditors’ Report

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

Years Ended December 31, 2015 and 2014

Report of Independent

Registered Public Accounting Firm

Garmin Retirement Plan Committee

Garmin International, Inc. Retirement Plan

Olathe, Kansas

We have audited the accompanying statement of net assets available for benefits of the Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and nonexempt transactions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RubinBrown LLP

Overland Park, Kansas

June 21, 2016

1

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
Assets
Cash and cash equivalents	$4,249	$35,799

Investments at fair value:
Mutual funds	165,754,495	180,003,798
Common collective trusts	330,662,864	284,199,967
Self directed brokerage accounts	14,752,921	13,646,863
Garmin employer stock	20,418,198	27,903,016
	531,588,478	505,753,644

Receivables:
Notes receivable from participants	6,017,516	5,316,759

Net assets available for benefits	$537,610,243	$511,106,202

See accompanying notes.

2

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2015 and 2014

	2015	2014
Additions
Contributions:
Participant	$26,766,085	$24,310,835
Employer	31,638,016	29,823,578
Rollover	2,235,098	2,552,655
Total additions	60,639,199	56,687,068

Deductions
Benefits paid to participants	25,384,342	20,876,763
Fees	169,935	108,757

Total deductions	25,554,277	20,985,520

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(16,913,883)	18,769,818
Dividends and interest from investments	8,107,590	11,736,928
Total income (loss)	(8,806,293)	30,506,746

Interest on notes receivable from participants	225,412	200,577

Net increase	26,504,041	66,408,871

Net assets available for benefits - Beginning of year	511,106,202	444,697,331

Net assets available for benefits - End of year	$537,610,243	$511,106,202

See accompanying notes.

3

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Digital Cyclone, Inc., Garmin North America, Inc., and Garmin USA, Inc. (Employers). Prior to January 1, 2014, Tri-Tronics, Inc. was an adopting employer of the Plan. Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Garmin International, Inc. The Company has overall responsibility for the operation and administration of the Plan. The Company determines the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of Garmin Ltd. Employees must be 21 years of age or older and effective January 1, 2014, employees must be credited with at least a 60-day period of service to be eligible to make deferral contributions to the Plan and receive the employer match and base contributions. Once eligible employees have satisfied the age and service requirements, they will receive the employer match and base contributions on the first day of the payroll period that coincides with or next follows the date that the requirements were satisfied. Prior to January 1, 2013, eligible employees were immediately able to make deferral contributions to the Plan rather than achieve 60 days of service. Additionally, after January 1, 2013 and prior to January 1, 2014, employees were required to be credited with at least a 45-day period of service rather than a 60-day period of service to participate in the Plan. Once an eligible employee had completed three months of service with the Company, they began receiving employer match and base contributions on either January 1 or July 1 following fulfillment of the service requirement. Associates in the internship program are excluded from participating in the Plan.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Service (IRS) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in employer matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2015 and December 31, 2014, the non-safe harbor discretionary base contribution was equal to 2% of each participant’s eligible compensation. Participants become fully vested in non-safe harbor discretionary base contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 20% through one year of service, 40% after two years, 60% after three years, 80% after four years, and 100% after five years.

4

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participants do not need to be enrolled in the Plan to receive safe harbor and non-safe harbor discretionary base contributions.

The Employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2015 and 2014 plan years. For any plan year in which the Employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees must be at least 21 years of age and be credited with at least 60 days of eligible service. Eligible employees will receive Safe Harbor contributions on the first day of the payroll period that coincides with or next follows the date after the requirements are satisfied.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future Employer contributions and pay Plan administrative fees. The Plan used $502,497 and $511,050 in forfeiture funds to reduce Employer contributions in 2015 and 2014, respectively. Additionally, the Plan used $0 in forfeitures to pay administrative fees in 2015 and 2014. The Plan retained $31,721 and $17,673 in forfeitures as of December 31, 2015 and 2014, respectively.

Any other discretionary Employer contributions to the Plan would be at the sole discretion of the Company.

Effective January 1, 2013, the Plan was amended to change the definition of compensation. Holiday, anniversary, sign on, and incentive bonuses are excluded from eligible compensation. Effective January 1, 2014, the Plan’s definition of compensation was amended to clarify that differential wage payments for employees on active military duty are compensation for Plan purposes. The definition of compensation was changed to also exclude referral bonuses, retention bonuses, and taxable long term disability premiums.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

5

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. base contribution balances, or $50,000, whichever is less. Principal and interest are paid ratably each pay period through deductions from the participant’s payroll. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

6

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent). The ASU removes the requirement to include within the fair value hierarchy leveling table those investments that measure fair value using the practical expedient available for investments that calculate a net asset value per share (or NAV equivalent for example member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed). Even though these investments are removed from the fair value hierarchy, plans should provide or disclose the total amount of investments measured using the net asset value per share (or its equivalent) practical expedient in order to permit reconciliation of fair value of investments included in the fair value hierarchy to the line items presented in the statement of net asset available for benefits. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The ASU is to be applied retrospectively. Management has elected to adopt early.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.

Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Additionally, Part II permits plans to eliminate the disclosure of significant investment strategies for any investment measured using the new asset value per share (or its equivalent) practical expedient, provided that the investment fund files an annual report on Form 5500 as a direct filing entity. Parts I and III are not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. Management has elected to adopt Part II early.

Individual participant accounts for the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds of the trust, but do have an interest therein represented by units valued daily. The common collective trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each common collective trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

7

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price are included as a reduction of the net appreciation in fair value of investments. The Plan used $151,709 and $90,000 of proceeds from a revenue sharing arrangement to pay administrative fees in 2015 and 2014, respectively.

3. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

8

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Fair Value Measurements (continued)

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Valued at either closing price reported on the active market on which the individual securities are traded or using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trust funds: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

9

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014.

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$165,754,495	$-	$-	$165,754,495
Self Directed Brokerage Accounts	14,645,366	107,555	-	14,752,921
Garmin Ltd. Common Stock	20,418,198	-	-	20,418,198
Common Collective Trust measured at net asset value {a}:				330,662,864
Total investments at fair value	$200,818,059	$107,555	$-	$531,588,478

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$180,003,798	$-	$-	$180,003,798
Self Directed Brokerage Accounts	13,565,937	80,926	-	13,646,863
Garmin Ltd. Common Stock	27,903,016	-	-	27,903,016
Common Collective Trust measured at net asset value {a}:				284,199,967
Total investments at fair value	$221,472,750	$80,926	$-	$505,753,644

{a}	Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There have been no changes in the methodologies used at December 31, 2015 or 2014.

10

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Income Tax Status

The underlying prototype nonstandardized plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code with the exception of certain immaterial operational errors that are being corrected in compliance with applicable programs of the IRS and DOL. As such, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt. Although, the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee and Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2012.

5. Related Party Transactions and Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation (depreciation) in fair value of investments, as they are paid through a revenue sharing arrangement, rather than a direct payment. For the years ended December 31, 2015 and 2014, the Plan received amounts totaling $245,092 and $190,563 under the revenue sharing arrangement. At December 31, 2015 and 2014, the Plan had balances available in the amount of $193,965 and $100,575 to pay future administrative expenses or to allocate to participants as a result of the revenue sharing arrangement. The Plan made direct payments to the third party administrator of $23,779 and $15,157 for the years ended December 31, 2015 and 2014, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.

These transactions qualify as exempt party-in interest-transactions.

11

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$537,610,243	$511,106,202
Adjustment from contract value to fair value reporting utilized by certain common collective trusts	15,614	277,510
Net assets available for benefits per Schedule H of the Form 5500	$537,625,857	$511,383,712

The following is a reconciliation of net increase as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2015	2014
Net increase per financial statements	$26,504,041	$66,408,871
Change in adjustment from contract value to fair value reporting utilized by certain common collective trusts	(261,896)	23,032
Net income per Schedule H of the Form 5500	$26,242,145	$66,431,903

12

Supplementary Information

13

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS

Year Ended

December 31, 2015

EIN 48-1088407

Plan # 001

Description of
		transaction, including				Expenses
		maturity date, rate of				incurred in
	Relationship to plan	interest, collateral,				connection
	employer or	par or	Purchase	Selling Price	Lease	with	Cost of
Identity of party involved	party in interest	maturity value	Price	Value	Rental	transaction	Asset *

Garmin International, Inc.	Plan Sponsor	Garmin International, Inc. paid for certain expenses of the Plan and the Plan reimbursed Garmin International, Inc. past 60 days of the payment resulting in an impermissible loan from the Plan sponsor to the Plan.	$–	$–	$–	$–	$27,390

* Cost of asset represents the principal amount of the loan as of February 5, 2015.

14

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

Held at End of Year

December 31, 2015

EIN 48-1088407
Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

Garmin Ltd. Common Stock*	Company Stock	549,319.28		$20,418,198

Amer Beac Small Cap Val Inst Fund	Mutual Fund	182,822.01		$4,106,182
Lazard Emerging Markets Portfolio Fund	Mutual Fund	342,823.34		$4,607,546
Oppenheimer International Growth Fund	Mutual Fund	364,075.24		$13,066,660
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	511,636.99		$12,760,226
T. Rowe Price Prime Reserve Fund*	Mutual Fund	7,486,210.00		$7,486,210
Van Kampen/Invesco Small Cap Growth	Mutual Fund	714,341.92		$6,650,523
Vanguard Institutional Index Fund	Mutual Fund	238,001.64		$44,415,867
Vanguard Small Cap Index Instl	Mutual Fund	305,938.73		$16,230,049
Vanguard Mid Cap Index, Instl	Mutual Fund	410,768.51		$13,493,746
JP Morgan Intrepid Value R6 Fund	Mutual Fund	528,231.85		$16,797,773
Prudential Total Return Bond Z Fund	Mutual Fund	1,442,784.32		$20,141,269
MFS International Value R4 Fund	Mutual Fund	175,341.82		$5,998,444
				$165,754,495

T. Rowe Price Retirement 2005 Trust T1*	Common Collective Trust	20,616.93		$297,090
T. Rowe Price Retirement 2010 Trust T1*	Common Collective Trust	189,796.32		$2,772,924
T. Rowe Price Retirement 2015 Trust T1*	Common Collective Trust	355,601.04		$5,316,236
T. Rowe Price Retirement 2020 Trust T1*	Common Collective Trust	1,958,055.44		$29,782,023
T. Rowe Price Retirement 2025 Trust T1*	Common Collective Trust	990,362.16		$15,221,866
T. Rowe Price Retirement 2030 Trust T1*	Common Collective Trust	3,277,736.03		$50,968,795
T. Rowe Price Retirement 2035 Trust T1*	Common Collective Trust	829,399.13		$12,980,096
T. Rowe Price Retirement 2040 Trust T1*	Common Collective Trust	6,089,987.76		$96,282,706
T. Rowe Price Retirement 2045 Trust T1*	Common Collective Trust	927,817.32		$14,659,514
T. Rowe Price Retirement 2050 Trust T1*	Common Collective Trust	813,270.04		$12,874,065
T. Rowe Price Retirement 2055 Trust T1*	Common Collective Trust	734,509.54		$11,583,215
T. Rowe Price Retirement 2060 Trust T1*	Common Collective Trust	14,840.49		$150,037
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust	19,640,358.89		$19,640,359
T. Rowe Price Growth Stock Trust*	Common Collective Trust	1,119,285.29		$25,799,526
T. Rowe Price U.S. Mid-Cap Growth Equity Trust*	Common Collective Trust	1,768,840.94		$32,334,412
				$330,662,864

Self Directed Brokerage Accounts	Brokerage Accounts	N/A		$14,752,921
Participant Notes Receivable, interest rates from 3.75% to 8.75%, with maturities through November 4, 2044*	Participant Notes Receivable	–		$6,017,516
				$537,605,994

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party-in-interest to the Plan.

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By:	/s/ Douglas G. Boessen
Douglas G. Boessen
Chief Financial Officer
Garmin International, Inc.

Dated: June 21, 2016

16